Exhibit 99.2

Dear Employees,
Today we announced that Anixter has amended its merger agreement with CD&R Arrow Parent, LLC and CD&R Arrow Merger Sub, Inc., entities owned by a fund sponsored by Clayton, Dubilier & Rice, LLC (CD&R), to increase the per-share consideration payable to Anixter’s shareholders to $82.50 per share in cash from $81.00 per share in cash (as announced on October 30, 2019). This morning, we issued a press release that has more information you can review as well.
We still expect the transaction to close by the end of the first quarter of 2020, unless Anixter receives a superior offer, and subject to approval by Anixter shareholders, regulatory approvals and other customary closing conditions. Upon the completion of the transaction, Anixter will be a private company owned by a fund sponsored by CD&R. In the meantime, it will be business as usual for all of us at Anixter. For now, we need to close out the year strong. Stay focused on our strategy and your day-to-day responsibilities of serving our customers and working with our partner suppliers.
Finally, as is typical in these situations, you may receive, or have already received, inquiries from external parties, and it is important that we speak with one Anixter voice. Consistent with company policy, please forward all inquiries from the media, customers/suppliers and investor relations to the following individuals who will respond on Anixter’s behalf.

•	Media: Dawn Marks at 847.224.8665 (dawn.marks@anixter.com)

•	Customers/Suppliers: Steve Leatherwood at 847.867.8770 (steve.leatherwood@anixter.com)

•	Investor Relations: Kevin Burns at 224.521.8258 (kevin.burns@anixter.com)

In closing, we’ve been on an exciting blue journey this year and that journey will continue. I want to thank you for your hard work and continued commitment to Anixter as we embark on this next chapter for our company.
Sincerely,
Bill Galvin
President and CEO, Anixter

Additional Information Regarding the Merger and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy the securities of Anixter International Inc. (the “Company”) or the solicitation of any vote or approval. This communication relates to the proposed merger involving the Company, CD&R Arrow Parent, LLC (“Parent”) and CD&R Arrow Merger Sub, Inc., whereby the Company will become a wholly-owned subsidiary of Parent (the “proposed merger”). The proposed merger will be submitted to the stockholders of the Company for their consideration at a special meeting of the stockholders. In connection therewith, the Company intends to file relevant materials with the Securities and Exchange Commission ("SEC"), including a definitive proxy statement on Schedule 14A (the “definitive proxy statement”), which will be mailed or otherwise disseminated to the Company’s stockholders when it becomes available. The Company may also file other relevant documents with the SEC regarding the proposed merger. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders may obtain free copies of the definitive proxy statement, any amendments or supplements thereto and other documents containing important information about the Company, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Free copies of the definitive proxy statement and any other documents filed with the SEC can also be obtained on the Company’s website at investors.anixter.com/financials/sec-filings or by contacting the Company’s Investor Relations Department at kevin.burns@anixter.com.

Certain Information Regarding Participants in the Solicitation
The Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2018, filed with the SEC on February 21, 2019, and its definitive proxy statement on Schedule 14A for the 2019 annual meeting of stockholders, filed with the SEC on April 18, 2019, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement and other relevant documents filed with the SEC regarding the proposed merger, if and when they become available. Free copies of these materials may be obtained as described in the preceding paragraph.

Forward Looking Statements
Certain information in this communication constitutes “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “could,” “may,” “aims,” “intends,” or “projects.” However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. These statements may relate to risks or uncertainties associated with: the satisfaction of the conditions precedent to the consummation of the proposed merger, including, without limitation, the timely receipt of stockholder and regulatory approvals (or any conditions, limitations or restrictions placed on such approvals); unanticipated difficulties or expenditures relating to the proposed merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require the Company to pay a termination fee; legal proceedings, judgments or settlements, including those that may be instituted against the Company, its board of directors, executive officers and others following the announcement of the proposed merger; disruptions of current plans and operations caused by the announcement and pendency of the proposed merger; potential difficulties in employee retention due to the announcement and pendency of the proposed merger; the response of customers, service providers, business partners and regulators to the announcement of the proposed merger; and other factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 28, 2018 filed with the SEC on February 21, 2019.

The Company can give no assurance that the expectations expressed or implied in the forward-looking statements contained herein will be attained. The forward-looking statements are made as of the date of this communication, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Anixter Contacts:
Ted Dosch
Executive Vice President and CFO
(224) 521-4281

Kevin Burns
Senior Vice President - Investor Relations & Treasurer
(224) 521-8258